

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

<u>Via E-mail</u>
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

> **Re:** **Transocean Ltd.**
> **Definitive Additional Materials**
> **Filed May 3, 2013**
> **File No. 0-53533**

Dear Ms. Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Materials</u>

<u>General</u>

1. We note the following statements:

    - "In our view, Mr. Icahn continues to disseminate information that relies upon superficial analysis, is misleading or, is simply false;" and

    - "…we believe he has made misleading statements related to prior acquisitions, and put forth faulty valuation analysis and inaccurate calculations."

    Each time that you assert that statements are misleading, please revise to specify which statements are misleading and the basis for your belief. In this regard, please note that characterizing a statement as one's opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable.

Handpicked Nominees Beholden to Icahn's Misguided Agenda

2. Regarding your points following the second bullet point, please revise to clarify the bases for your beliefs about the Icahn Group's nominees and revise to clarify that the nominees' plans could change subject to their fiduciary duty to security holders if elected.

Icahn's Nominees Bring No Value

3. We note that you quote previous statements made by Mr. Icahn regarding Mr. Lipinski, which appear to impugn Mr. Lipinski's character, integrity or personal reputation. Please revise to ensure that such third party statements comply with Rule 14a-9. Please disclose the factual foundation for such an assertion or delete the statement. Refer to Note (b) to Rule 14a-9.

Analysts Agree with Our Capital Allocation Strategy

4. We note that the soliciting materials refer to the Icahn presentation and third party sources for the following statements about potential future market values:

- "a share price range of ~$62-70;" and

- "[$90 share price]."

Please revise and refile to ensure that all such third party materials comply with Rule 14a-9. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions